UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-172863-01

CFCRE Commercial Mortgage Trust 2011-C2

(Exact name of issuing entity as specified in its charter)

CCRE Commercial Mortgage Securities, L.P.

(Exact name of the depositor as specified in its charter)

110 East 59th Street

New York, New York 10022

(212) 938-5000

(Address, including zip code, and telephone number, of principal executive offices of the issuing entity)

Class A-1, Class A-2, Class A-3, Class A-4

 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:  0 Holders

Pursuant to the requirements of the Securities Exchange Act of 1934, CCRE Commercial Mortgage Securities, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

 Date: November 3, 2021

By: /s/ James Buccola

James Buccola, Executive Managing Director

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